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FOR IMMEDIATE RELEASE                                                           Friday, June 4, 2004

CELESTICA INC. ANNOUNCES
EXPECTED OFFERING OF DEBT SECURITIES

Amended Credit Facility Also Announced

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced its intention to sell US$350 million principal amount of senior subordinated notes due 2011, subject to market and other conditions.

The offering is being made pursuant to Celestica's shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission. The net proceeds of the offering of the senior subordinated notes are currently anticipated to be used for the potential repurchases of Liquid Yield Option Notes, or LYONs, and general corporate purposes, including future acquisitions.

Citigroup Global Markets Inc., Banc of America Securities LLC and Deutsche Bank Securities Inc. will act as joint book-running managers for Celestica's notes offering. Full details of the offering, including a description of, and certain risk factors related to, the notes and our business, are contained in a prospectus supplement dated today, which is available from Citigroup Global Markets Inc., Prospectus Department, Brooklyn Army Terminal, 8th Floor, 140 58th Street, Brooklyn, New York 11220.

Celestica also announced today the amendment of its existing US$250 million 364-day revolving term credit facility, which has been increased in size to US$600 million with its maturity extended from October 2004 to June 2007. Concurrent with this amendment and extension, Celestica elected to terminate its US$500 million four-year revolving facility, which would have otherwise matured in June 2005. No amounts are currently outstanding under either of these facilities.

CIBC World Markets and RBC Capital Markets acted as Joint Lead Arrangers, Canadian Imperial Bank of Commerce acted as Administrative Agent, RBC Capital Markets and Banc of America Securities LLC acted as Co-Syndication Agents and The Bank of Nova Scotia acted as Documentation Agent for the amendment and extension.

About Celestica
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; the success of our new product development efforts; and our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

Celestica Contacts:
Laurie Flanagan VP, Global Communications (416)448-2200 media@celestica.com	Paul Carpino VP, Investor Relations (416)448-2211 clsir@celestica.com

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CELESTICA INC. ANNOUNCES EXPECTED OFFERING OF DEBT SECURITIES
Amended Credit Facility Also Announced